UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 70172

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/2020

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BITOODA TECHNOLOGIES LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 COMMERCIAL STREET

(No. and Street)

RAYNHAM   MA   02767

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Megenity   (770) 263-6003

                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP

(Name – if individual, state last, first, middle name)

2 Seaview Blvd., Suite 200   Port Washington   NY   11050

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Timothy Kelly__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __BITOODA TECHNOLOGIES LLC__ , as of __December 31__ , 20 __20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer
Title

Andrea W. McCarthy
Notary Public

Andrea W. McCarthy
Notary Public. Commonwealth of Massachusetts
My Commission Expires   May 3, 2024

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

BITOODA TECHNOLOGIES, LLC
Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2020

BITOODA TECHNOLOGIES, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2020

C O N T E N T S

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
BitOoda Technologies, LLC
Raynham, MA

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BitOoda Technologies, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows, for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BitOoda Technologies, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BitOoda Technologies, LLC's management. Our responsibility is to express an opinion on BitOoda Technologies, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to BitOoda Technologies, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Computation for Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 ("Schedule II") have been subjected to audit procedures performed in conjunction with the audit of BitOoda Technologies, LLC's financial statements. The supplemental information is the responsibility of BitOoda Technologies, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.



Lilling & Company LLP

Lilling & Company LLP

We have served as BitOoda Technologies, LLC's auditor since 2019.

Port Washington, New York
February 23, 2021

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

BITOODA TECHNOLOGIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	100,945
Prepaid Expenses		8,322
Other Assets		292
Total Assets	$	109,559

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to Parent		1,444
Accounts Payable		137
Total Liabilities		1,581
MEMBER'S EQUITY	$	107,978
Total Liabilities and Member's Equity	$	109,559

The accompanying notes are an integral part of these financial statements

BITOODA TECHNOLOGIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues		
Total revenues	$	0
Operating Expenses		
Compliance Expense		48,008
Consulting Expense		28,861
Legal Expense		2,107
Licenses and Registrations		11,930
Accounting		30,648
Compensation and Benefits		23,278
Occupancy		2,404
Travel, Meals and Entertainment		3,690
IT, Data, and Communications		4,678
Other Expenses		5,464
Total Operating Expenses		161,068
Net loss	$	(161,068)

BITOODA TECHNOLOGIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

		Total
Balance, December 31, 2019	$	100,908
Capital contributions		168,138
Net loss		(161,068)
Balance, December 31, 2020	$	107,978

The accompanying notes are an integral part of these financial statements

BITOODA TECHNOLOGIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities		
Net Loss	$	(161,068)
Adjustments to reconcile net loss to net cash used in operating activities:		
Non-cash capital contributions made by Parent:		138,138
Changes in Operating Assets and Liabilities:		
(Increase)/Decrease in:		
Prepaid Expenses		(4,721)
Other Assets		484
Accounts Payable		(10,894)
Due to Parent		(31,590)
Net cash used in operating activities		(46,721)
Cash Flows from Financing Activities		
Capital contributions		30,000
Net cash provided by financing activities		30,000
Net decrease in cash		(39,651)
Cash at beginning of year		140,596
Cash at end of year	$	100,945

Supplemental Cash Flow Disclosures:

Non-cash financing activity:

Non-cash capital contributions made by Parent:	$	138,138

The accompanying notes are an integral part of these financial statements

NOTE 1 -   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization and Description of Business
BitOoda Technologies, LLC ("Company") is a limited liability company that was formed under the laws of the state of Delaware on September 28, 2018 and is based in Raynham, Massachusetts. The Company is a wholly owned subsidiary of BitOoda Holdings, Inc. ("Parent"). On July 31, 2020, the Parent changed its business structure from a limited liability company to a C Corporation. On July 2, 2019 the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company has not yet commenced any revenue-generating business activities. Prior to November of 2020, the Company was approved to engage in the private placements of securities and advisory services. In November of 2020, the Company was approved by FINRA to engage in the following business activities:

1) Private placement of securities, including private offerings of certain digital securities where the issuer (or its transfer agent) has control over the definitive record of ownership (which may be on a distributed ledger or have a distributed ledger associated with it) that allows it to enforce transfer restrictions, correct errors and (to the extent relevant) address lost or stolen tokens or keys;
2) Secondary transactions of Simple Agreement for Future Tokens ("SAFTs") securities; and
3) Merger and acquisition advisory services

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff, as the Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the

date of the financial statements and the reported amounts of revenues expenses during the reporting period. Actual results could differ from these estimates.

Cash

Cash consists of cash in a bank, held at one financial institution which at times my exceed federally insured limits. The Federal Deposit Insurance Corporation insures accounts up to $250,000. The Company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions.

Prepaid Expenses and Other Assets

Prepaid expenses consist primarily of amounts paid for annual filing fees net of amortization. Prepaid amounts are amortized over the life related service period.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Upon commencement of revenue-generating activities, the Company intends to enter into contracts with customers related to their approved business activities. The Company, upon commencement of generating revenue, will recognize such revenue under ASC Topic 606. The Company had no customers in 2020 and accordingly no revenue was recognized during the year ended December 31, 2020.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal, state, and local income tax purposes. Accordingly, no provision or liability for federal, state, and local income taxes is included in these financial statements. The Company's taxable income or loss is reportable on the income tax returns on the members of the Parent.

The Company recognizes the effects of uncertain tax positions only when they are more likely than not to be sustained. At December 31, 2020, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States of America and in state and local jurisdictions, and returns since formation of the Company remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

NOTE 3 -   <u>MEMBER'S EQUITY</u>

During the year ended December 31, 2020, the Company received cash contributions in the amount of $30,000 from the Parent. Additionally, the Parent paid for $138,138 of expenses of the Company for which repayment was forgiven by the Parent and recorded as a Capital contribution to the Company.

NOTE 4 -   <u>NET CAPITAL REQUIREMENT</u>

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $99,364, which was $94,364 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .02 to 1.0.

NOTE 5 -   <u>RELATED PARTY TRANSACTIONS</u>

On January 4, 2019 the Company and the Parent entered into an Expense Sharing Agreement ("ESA"). In accordance with the ESA, shared expenses for compensation and benefits, occupancy, consulting, legal, accounting, travel and entertainment, and other administrative expenses are allocated to the Company form the Parent on a monthly basis, based on the type of expense and time allocation of the Parent's personnel, and is paid via intercompany loan from the Parent to the Company. The allocation factors of the ESA are reviewed by management on an annual basis, at a minimum, and updated as deemed necessary.

During the year ended December 31, 2020, the Company incurred expenses totaling $44,497 paid by the Parent which are included in the aforementioned accounts in the Statement of Operations. As of December 31, 2020, there is a balance of Due to Parent of $1,444 disclosed on the Statement of Financial Condition.

As a result of these related party transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated as an independent entity.

The Company's ability to continue operations and meet its net capital requirements may be dependent upon continued financial support from its Parent. The Parent has both the ability and intent to contribute the additional capital needed for the entity to operate as a going concern.

In March 2020, the Parent and Company relocated their headquarters from Jersey City, New Jersey to Raynham, Massachusetts. The office building of the

Company's current headquarters is owned by a shareholder of the Parent, who permits the Parent and Company to operate out of the office space rent-free and as a result no occupancy expense has been allocated to the Company since the relocation.

NOTE 6 -   SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through February 23, 2021, the date of the filing of this report, and determined that there have been no material subsequent events that occurred during the period that would require recognition or disclosure in these financial statements.

BITOODA TECHNOLOGIES, LLC

<u>SUPPLEMENTARY SCHEDULES</u>

BITOODA TECHNOLOGIES, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2020

MEMBER'S EQUITY	$107,978
LESS NON-ALLOWABLE ASSETS	$(8,614)
NET CAPITAL BEFORE HAIRCUTS	99,364
LESS HAIRCUTS	$0
NET CAPITAL	$99,364
REQUIRED NET CAPITAL	$5,000
EXCESS NET CAPITAL	$94,364
AGGREGATE INDEBTEDNESS	$1,581
AGGREGATE INDEBTEDNESS TO NET CAPITAL	.02 to 1

There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of the amended Form X-17A-5 as of December 31, 2020.

BITOODA TECHNOLOGIES, LLC
SCHEDULE II
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2020

BITOODA TECHNOLOGIES, LLC does not claim an exemption from SEA Rule 15c3-3, consistent with Footnote 74 of the adoption release for the Rule 17a-5 amendments.

With respect to the Computation for Determination of Reserve Requirements under Rule l 5c3-3, the Company does not claim an exemption from SEA Rule 15c3-3, consistent with Footnote 74 of the adoption release for the Rule 17a-5 amendments.

With respect to the Information Relating to Possession and Control Requirements under Rule l 5c3-3, the Company does not claim an exemption from SEA Rule 15c3-3, consistent with Footnote 74 of the adoption release for the Rule 17a-5 amendments.

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
BitOoda Technologies, LLC
Raynham, MA

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) BitOoda Technologies, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) engaging in the private placement of securities, including private offerings of certain digital securities where the issuer (or its transfer agent) has control over the definitive record of ownership (which may be on a distributed ledger or have a distributed ledger associated with it) that allows it to enforce transfer restrictions, correct errors and (to the extent relevant) address lost or stolen tokens or keys; (2) conducting secondary transactions of Simple Agreement for Future Tokens ("SAFTs") securities; and (3) merger and acquisition advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BitOoda Technologies, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BitOoda Technologies, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
February 23, 2021

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065



BitOoda Technologies, LLC
Exemption Report
December 31, 2020

BitOoda Technologies, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) engaging in the private placement of securities, including private offerings of certain digital securities where the issuer (or its transfer agent) has control over the definitive record of ownership (which may be on a distributed ledger or have a distributed ledger associated with it) that allows it to enforce transfer restrictions, correct errors and (to the extent relevant) address lost or stolen tokens or keys; (2) conducting secondary transactions of Simple Agreement for Future Tokens ("SAFTs") securities; and (3) merger and acquisition advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BitOoda Technologies, LLC

I, Timothy Kelly, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Timothy Kelly
Chief Executive Officer

February 23, 2021



address | 33 Commercial Street, Raynham, MA 02767

website | www.bitooda.io · **email** | support@bitooda.io